Exhibit 99.3

LINKTONE LTD.	Please Mark Here for Address Change or Comments SEE REVERSE SIDE	☐

ORDINARY RESOLUTIONS

1.	Elect two Class III directors as named below for the term specified or until such director’s successor is elected and duly qualified:

Nominees:
01 Jun Wu
02 Colin Sung
		FOR all nominees	WITHHOLD AUTHORITY for all nominees
		☐	☐
FOR ALL EXCEPT ☐
For all nominees except as noted above (Note: add number of the director you wish to withhold your vote from)

		FOR	AGAINST	ABSTAIN
2.	Ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of the Company for the fiscal year ending December 31, 2007.	☐	☐	☐

FOR DETAILED INFORMATION IN RELATION TO THE PROPOSED RESOLUTIONS, PLEASE REFER TO THE ENCLOSED NOTICE OF MEETING.

Please be sure to sign and date this Voting Instruction Card.

ADR Holder sign here:	Date:	Co-owner sign here:	Date:

▲ FOLD AND DETACH HERE ▲

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS
REPRESENTING ORDINARY SHARES OF LINKTONE LTD.

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Linktone Ltd., (the “Company”) will be held at 10:00 a.m., on Monday, October 8, 2007 at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China, for the purposes set forth in the enclosed Notice of Meeting.

If you are desirous of having the Depositary, through this Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your American Depositary Receipt(s) for or against the Resolutions to be proposed at the Meeting, kindly execute and forward to JPMorgan Chase Bank, N.A., the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Company’s Resolutions. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 3:00 p.m., October 1, 2007. Only the registered holders of record as of the close of business on August 31, 2007, will be entitled to execute the attached Voting Instruction Card.

The Annual Report will be available on the Company’s website:
http://english.linktone.com/aboutus/corporate_governance.html

JPMorgan Chase Bank, N.A., Depositary

LINKTONE LTD.
JPMorgan Chase Bank, N.A., Depositary
P.O. Box 3500, South Hackensack, NJ 07606-3500
The undersigned, a registered holder of American Depositary Receipts representing Ordinary Shares of Linktone Ltd., (the “Company”) of record on August 31, 2007, hereby requests and authorizes JPMorgan Chase Bank, N.A., Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by American Depositary Receipts, in accordance with the instructions given below at the Annual General Meeting to be held at 10:00 a.m., on Monday, October 8, 2007 at 12/F Cross Tower, 318 Fu Zhou Road, Huang Pu District, Shanghai, 200001, People’s Republic of China.
NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 3:00 p.m., New York City time, on October 1, 2007.
PLEASE VOTE, DATE AND SIGN ON REVERSE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.
(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲